UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G
[Rule 13d-102]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
SECTION 240.13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO SECTION 240.13d-2

Intrusion Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46121E205

(CUSIP Number)

September 1, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 46121E205

1.	Names of Reporting Persons. Raymond T. Hyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,198,620
	6.	Shared Voting Power 550,000
	7.	Sole Dispositive Power 2,198,620
	8.	Shared Dispositive Power 550,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,748,620
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 11.88%(1)
12.	Type of Reporting Person (See Instructions) IN

 (1) Based on an aggregate of 23,134,011 shares of common stock outstanding as of August 11, 2023.

CUSIP No. 46121E205

1.	Names of Reporting Persons. Futura Circuits Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 300,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 300,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 1.3%(1)
12.	Type of Reporting Person (See Instructions) CO

(1) Based on an aggregate of 23,134,011 shares of common stock outstanding as of August 11, 2023.

CUSIP No. 46121E205

1.	Names of Reporting Persons. Hyer Family Partnership, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 250,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 250,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 1.08%(1)
12.	Type of Reporting Person (See Instructions) OO

(1) Based on an aggregate of 23,134,011 shares of common stock outstanding as of August 11, 2023.

ITEM 1.	(a) Name of Issuer: Intrusion, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

101 East Park Blvd, Suite 1200

Plano, Texas 75074

ITEM 2.	(a) Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of (i) Raymond T. Hyer, a citizen of the United States (“RTH”), (ii) Futura Circuits Corp., a Florida corporation of which RTH is the President, with respect to which RTH controls all decisions regarding the Issuer’s common stock, and which is primarily owned by members of RTH’s family, and (iii) Hyer Family Partnership, LLC, a Florida limited liability company, of which RTH has the largest ownership percentage (the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office, or if None, Residence:

The address of each of the Reporting Persons is 3919 E. 7th Ave, Tampa, Florida 33605.

(c)	Citizenship or Place of Organization:

Raymond T. Hyer is a citizen of the United States. The place of organization of Futura Circuits Corp. and Hyer Family Partnership, LLC is Florida.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Common Stock, par value $0.01 per share.

(e)	CUSIP Number: 46121E205

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information required by Item 4 is set forth in Rows 5 – 11 of the cover pages hereto and incorporated by reference herein.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2023

/s/ Raymond T. Hyer

Raymond T. Hyer

FUTURA CIRCUITS CORP.

a Florida corporation

By: /s/ Raymond T. Hyer

Name: Raymond T. Hyer

Title: President

HYER FAMILY PARTNERSHIP, LLC

a Florida corporation

By: /s/ Sean Poole

Name: Sean W. Poole

Title: Manager

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock of Intrusion, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

This Joint Filing Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on October 11, 2023.

/s/ Raymond T. Hyer

Raymond T. Hyer

FUTURA CIRCUITS CORP.

a Florida corporation

By: /s/ Raymond T. Hyer

Name: Raymond T. Hyer

Title: President

HYER FAMILY PARTNERSHIP, LLC

a Florida corporation

By: /s/ Sean Poole

Name: Sean W. Poole

Title: Manager